Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

Pricing Supplement dated October 23, 2020

(To Equity Index Underlying Supplement dated December 16, 2019, ETF Underlying Supplement dated December 16, 2019, Prospectus Supplement dated December 16, 2019, and Prospectus dated
December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$735,000 Contingent Coupon Autocallable Notes Linked to the Worst Performing of the Russell 2000® Index, the SPDR® Dow Jones® Industrial Average ETF Trust and the Invesco QQQTM Trust, Series 1 due October 28, 2025

•	The Contingent Coupon Autocallable Notes (the “notes”) will provide quarterly Contingent Coupon Payments of $17.50 per $1,000 principal amount (or 1.75% of the principal amount, equivalent to 7.00% per annum) until the earlier of maturity or automatic call if, and only if, the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on the applicable quarterly Coupon Determination Date is greater than or equal to its Coupon Barrier Value (70% of its Initial Value).
•	If the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on any quarterly Call Observation Date is greater than or equal to its Call Value (100% of its Initial Value), we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment. No further amounts will be owed to you.
•	If the notes have not been previously called, the Payment at Maturity will depend on the Final Value of the Worst Performing Underlying and will be calculated as follows:
a.	If the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value (70% of its Initial Value): (i) the principal amount plus (ii) the final Contingent Coupon Payment.
b.	If the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Worst Performing Underlying. In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplements, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplements, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$41.00	$959.00
Total	$735,000.00	$30,135.00	$704,865.00

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $959.00 per note.
(2)	Incapital LLC (“Incapital”) will receive a commission of $41.00 (4.10%) per $1,000 principal amount of the notes. Incapital may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” on page PS-19 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $916.50 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on October 28, 2020 against payment in immediately available funds.

Incapital LLC

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”), the Equity Index Underlying Supplement dated December 16, 2019 (the “index underlying supplement”) and the ETF Underlying Supplement dated December 16, 2019 (the “ETF underlying supplement,” and together with the index underlying supplement, the “underlying supplements”). Information in this pricing supplement supersedes information in the underlying supplements, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplements, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. None of us, Incapital or any of our respective affiliates has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

None of us, Incapital or any of our respective affiliates is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplements, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplements, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or Incapital, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires. References to “Index” or “Fund” in the underlying supplements will be references to “Underlying.”

You may access the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Index underlying supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073068/a19-25016_7424b2.htm

•	ETF underlying supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073069/a19-25016_13424b2.htm

•	Prospectus supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•	Prospectus dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplements, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The worst performing of the Russell 2000® Index (Bloomberg ticker: RTY) (the “RTY”), the SPDR® Dow Jones® Industrial Average ETF Trust (Bloomberg ticker: DIA) (the “DIA”) and the Invesco QQQTM Trust, Series 1 (Bloomberg ticker: QQQ) (the “QQQ,”each of the DIA and the QQQ, a “Fund” and together, the “Funds”) (each, an “Underlying” and together, the “Underlyings”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$735,000
Term:	Five years, unless previously called
Trade Date:	October 23, 2020
Original Issue Date:	October 28, 2020
Final Valuation Date:	October 23, 2025, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the ETF underlying supplement.
Maturity Date:	October 28, 2025. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplements.
Contingent Coupon Payment:

On each Coupon Payment Date, you will receive a Contingent Coupon Payment of $17.50 per $1,000 principal amount (or 1.75% of the principal amount, equivalent to 7.00% per annum) if, and only if, the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Value.

If the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on any Coupon Determination Date is less than its Coupon Barrier Value, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying is less than its Coupon Barrier Value on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the notes.

Coupon Barrier Value:	1,148.351 with respect to the RTY, $198.34 with respect to the DIA and $199.32 with respect to the QQQ, each of which is 70% of its Initial Value (rounded to three decimal places for the RTY, and rounded to two decimal places for the Funds).

Coupon Determination Dates:	Quarterly, January 25, 2021, April 23, 2021, July 23, 2021, October 25, 2021, January 24, 2022, April 25, 2022, July 25, 2022, October 24, 2022, January 23, 2023, April 24, 2023, July 24, 2023, October 23, 2023, January 23, 2024, April 23, 2024, July 23, 2024, October 23, 2024, January 23, 2025, April 23, 2025, July 23, 2025 and the Final Valuation Date, each subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the ETF underlying supplement.
Coupon Payment Dates:

January 28, 2021, April 28, 2021, July 28, 2021, October 28, 2021, January 27, 2022, April 28, 2022, July 28, 2022, October 27, 2022, January 26, 2023, April 27, 2023, July 27, 2023, October 26, 2023, January 26, 2024, April 26, 2024, July 26, 2024, October 28, 2024, January 28, 2025, April 28, 2025, July 28, 2025 and the Maturity Date.

Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes— Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplements.

Call Feature:

If the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on any quarterly Call Observation Date is greater than or equal to its Call Value, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Value:	For each Underlying, 100% of its Initial Value.
Call Observation Dates:	Quarterly, the Coupon Determination Dates beginning on July 23, 2021 and ending on July 23, 2025.
Call Payment Dates:	The relevant Coupon Payment Date.
Payment at Maturity:

If the notes have not been previously called, the Payment at Maturity will be based on the Final Value of the Worst Performing Underlying and will be calculated as follows:

•     If the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value:

Principal Amount + Final Contingent Coupon Payment

•     If the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value:

Principal Amount + (Principal Amount × Percentage Change of the Worst Performing Underlying)

In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change” with respect to each Underlying, expressed as a percentage, is calculated as follows: Final Value – Initial Value Initial Value
Principal Barrier Value:	1,148.351 with respect to the RTY, $198.34 with respect to the DIA and $199.32 with respect to the QQQ, each of which is 70% of its Initial Value (rounded to three decimal places for the RTY, and rounded to two decimal places for the Funds).
Worst Performing Underlying:	On any Coupon Determination Date, including the Final Valuation Date, the “Worst Performing Underlying” is the Underlying that has the lowest Closing Level or Closing Price, as applicable, on that date as a percentage of its Initial Value.
Initial Value:	1,640.502 with respect to the RTY, $283.34 with respect to the DIA and $284.74 with respect to the QQQ, each of which was its Closing Level or Closing Price, as applicable, on the Trade Date. The Initial Value of a Fund will be subject to adjustment by the calculation agent as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the accompanying ETF underlying supplement.
Final Value:	For each Underlying, its Closing Level or Closing Price, as applicable, on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13605WJ51 / US13605WJ519
Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Closing Level or Closing Price, as applicable, of any Underlying on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of percentage changes of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon Payments paid prior to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000
Contingent Coupon Payment:	$17.50 (or 1.75% of the principal amount, equivalent to 7.00% per annum)
Hypothetical Initial Value of the Worst Performing Underlying:	100
Hypothetical Principal Barrier Value of the Worst Performing Underlying:	70 (70% of its Initial Value)

Hypothetical Final Value of the Worst Performing Underlying	Hypothetical Percentage Change of the Worst Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
200.00	100.00%	$1,017.50 (1)	1.75%
175.00	75.00%	$1,017.50	1.75%
150.00	50.00%	$1,017.50	1.75%
125.00	25.00%	$1,017.50	1.75%
100.00(2)	0.00%	$1,017.50	1.75%
90.00	-10.00%	$1,017.50	1.75%
80.00	-20.00%	$1,017.50	1.75%
70.00(3)	-30.00%	$1,017.50	1.75%
69.00	-31.00%	$690.00	-31.00%
50.00	-50.00%	$500.00	-50.00%
25.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

(1)	The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment.

(2)	The hypothetical Initial Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Initial Value of each Underlying is set forth on page PS-4 of this pricing supplement.

(3)	This is the hypothetical Principal Barrier Value of the Worst Performing Underlying.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Worst Performing Underlying Is 50.00%.

Because the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value, the Payment at Maturity would be $1,017.50 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 1.75%)

= $1,017.50

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Value of the Worst Performing Underlying is at or above its Principal Barrier Value, regardless of the extent to which the value of the Worst Performing Underlying increases.

Example 2: The Percentage Change of the Worst Performing Underlying Is -20.00%.

Because the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value, the Payment at Maturity would be $1,017.50 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 1.75%)

= $1,017.50

Example 2 shows that the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Value of the Worst Performing Underlying is at or above its Principal Barrier Value, although the value of the Worst Performing Underlying has decreased.

Example 3: The Percentage Change of the Worst Performing Underlying Is -75.00%.

Because the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00% )

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the value of the Worst Performing Underlying from its Initial Value if its Final Value is less than its Principal Barrier Value. You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any Underlying, but will be fully exposed to a decrease in the Worst Performing Underlying if the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value, even if the Final Values of the other Underlyings have appreciated or have not declined below their respective Principal Barrier Values.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•	You believe that the Closing Level or Closing Price, as applicable, of each Underlying will be at or above its Coupon Barrier Value on most or all of the Coupon Determination Dates, and the Final Value of the Worst Performing Underlying will be at or above its Principal Barrier Value.
•	You seek an investment with quarterly Contingent Coupon Payments of $17.50 per $1,000 principal amount (or 1.75% of the principal amount, equivalent to 7.00% per annum) until the earlier of maturity or automatic call, if, and only if, the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on the applicable Coupon Determination Date is greater than or equal to its Coupon Barrier Value.
•	You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value.
•	You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.
•	You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.
•	You are willing to forgo participation in any appreciation of any Underlying.
•	You understand that the return on the notes will depend solely on the performance of the Worst Performing Underlying on each Coupon Determination Date and consequently, the notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.
•	You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as nine months, or you are otherwise willing to hold the notes to maturity.
•	You do not seek certainty of current income over the term of the notes.
•	You are willing to forgo dividends or other distributions paid on the Funds and the securities included in or held by the Underlyings.
•	You do not seek an investment for which there will be an active secondary market.
•	You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•	You believe that the Closing Level or Closing Price, as applicable, of at least one Underlying will be below its Coupon Barrier Value on most or all of the Coupon Determination Dates, and the Final Value of the Worst Performing Underlying will be below its Principal Barrier Value.
•	You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.
•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value.
•	You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.
•	You seek full payment of the principal amount of the notes at maturity.
•	You seek an uncapped return on your investment.
•	You seek exposure to the upside performance of any or each Underlying.
•	You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying.
•	You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.
•	You seek certainty of current income over the term of the notes.
•	You want to receive dividends or other distributions paid on the Funds or the securities included in or held by the Underlyings.
•	You seek an investment for which there will be an active secondary market.
•	You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplements, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Value of the Worst Performing Underlying. The Bank will only repay you the full principal amount of your notes if the Final Value of the Worst Performing Underlying is equal to or greater than its Principal Barrier Value. If the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value, you will lose 1% of the principal amount for each percentage point that the Final Value of the Worst Performing Underlying is less than its Initial Value. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic Call Feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the third Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as nine months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Value. If the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying on any Coupon Determination Date is less than its Coupon Barrier Value, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date, and if the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying is less than its Coupon Barrier Value on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes.

You will not participate in any appreciation of any Underlying and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of any Underlying. Therefore, if the appreciation of any Underlying exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to that Underlying providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Underlyings.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the values of the Underlyings, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlyings perform favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Underlyings perform favorably. The notes are not linked to a basket composed of the Underlyings, where the better performance of one Underlying could offset the poor performance of the others. Instead, you are subject to the full risks of the Worst Performing Underlying on each Coupon Determination Date. As a result, the notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

The payments on the notes are not linked to the value of the Underlyings at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Level or Closing Price, as applicable, of each Underlying on the Coupon Determination Dates. Therefore, for example, if the Closing Level or Closing Price, as applicable, of an Underlying declined as of a Coupon Determination Date below its Initial Value or Coupon Barrier Value, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Value of the Worst Performing Underlying declined as of the Final Valuation Date below its Principal Barrier Value, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level or Closing Price, as applicable, of the Worst Performing Underlying prior to the Final Valuation Date. Although the actual value of an Underlying at other times during the term of the notes may be higher than its Closing Level or Closing Price, as applicable, on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Level or Closing Price, as applicable, of such Underlying at any time other than the Coupon Determination Dates.

The notes will be subject to risks associated with small-capitalization companies.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

An investment in the notes is subject to risks associated with investing in non-U.S. companies.

Some of the securities held by the QQQ are issued by companies incorporated outside of the United States. The prices and performance of securities of non-U.S. companies are subject to political, economic, financial, military and social factors which could negatively affect foreign securities markets, including the possibility of recent or future changes in a foreign government’s economic, monetary and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of imposition of withholding taxes on dividend income, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility or political instability and the possibility of natural disaster or adverse public health developments. Moreover, the relevant non-U.S. economies may differ unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the performance of the QQQ and, as a result, the return on the notes.

Certain business, trading and hedging activities of us, the agent, and our respective affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our respective affiliates may engage in trading and other business activities related to an Underlying or any securities included in or held by an Underlying that are not for your account or on your behalf. We, the agent, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon an Underlying. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the value of any Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our or its affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the value of an Underlying and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our respective affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our respective affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting an Underlying has occurred, and make a good faith estimate in its sole discretion of the Closing Level or Closing Price, as applicable, for an affected Underlying if the relevant Coupon Determination Date is postponed to the last possible day, and make certain anti-dilution adjustments to the Initial Value of a Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplements and “—Anti-Dilution Adjustments” in the ETF underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The performance of a Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although a Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of a Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of a Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

Higher Contingent Coupon Payment or lower Principal Barrier Value are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of the Underlying could close below its Principal Barrier Value on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Value or a higher Contingent Coupon Payment) than for similar securities linked to the performance of the Underlyings with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Payment may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the notes. The value of an Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Incapital or any of our or its affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Incapital or any of our or its affiliates are willing to transact. If none of Incapital or any of our or its affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplements and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE UNDERLYINGS

The information below are brief descriptions of each Underlying. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about the Underlyings may be obtained from other sources including, but not limited to, the websites of their sponsors. We are not incorporating by reference into this pricing supplement the websites or any materials they include. None of us, Incapital or any of our respective affiliates makes any representation that such publicly available information regarding the Underlyings is accurate or complete.

The Russell 2000® Index

The RTY is calculated, maintained and published by FTSE Russell. The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of September 30, 2020 were: Health Care, Consumer Discretionary, Industrials, Financials, and Technology. See “Index Descriptions—The Russell Indices” beginning on page S-28 of the accompanying index underlying supplement for additional information about the RTY.

The SPDR® Dow Jones® Industrial Average ETF Trust

The DIA seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Dow Jones Industrial Average (the “Underlying Index”). The Underlying Index is composed of 30 "blue-chip" U.S. stocks. The DIA trades on the NYSE Area, Inc. under the ticker symbol “DIA.”

Information provided to or filed with the SEC by the DIA pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-31247 and 811-09170, respectively, through the SEC’s website at http://www.sec.gov. See “Reference Sponsors and Fund Descriptions—The SPDR® Dow Jones® Industrial Average ETF Trust” beginning on page S-38 of the accompanying ETF underlying supplement for additional information about the DIA.

The Invesco QQQTM Trust, Series 1

The QQQ seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Nasdaq-100 Index®. The Nasdaq-100 Index® includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. The QQQ trades on The Nasdaq Stock Market under the ticker symbol “QQQ.”

Information provided to or filed with the SEC by the QQQ pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-61001 and 811-08947, respectively, through the SEC’s website at http://www.sec.gov. See “Reference Sponsors and Fund Descriptions—The Invesco QQQ TrustSM, Series 1” beginning on page S-14 of the accompanying ETF underlying supplement for additional information about the QQQ.

Historical Performance of the Underlyings

The following graphs set forth daily Closing Levels or Closing Prices, as applicable, of the Underlyings for the period from January 1, 2015 to October 23, 2020. On October 23, 2020, the Closing Level of the RTY was 1,640.502; the Closing Price of the DIA was $283.34 and the Closing Price of the QQQ was $284.74. We obtained the Closing Levels or Closing Prices, as applicable, below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of an Underlying should not be taken as an indication of its future performance, and no assurances can be given as to the value of any Underlying at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Underlyings will result in any positive return on your investment.

Historical Performance of the RTY

Source: Bloomberg

Historical Performance of the DIA

Source: Bloomberg

Historical Performance of the QQQ

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Certain U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus. It does not apply to U.S. Holders subject to special rules including holders subject to Section 451(b) of the Code.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year. Although the tax treatment of the Contingent Coupon Payments is unclear, we intend to treat any Contingent Coupon Payments, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplements. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in or held by an Underlying would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If any of the entities whose stock is included in or held by an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in or held by the Underlyings and consult your tax advisor regarding the possible consequences to you if any of the entities whose stock is included in or held by an Underlying is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Incapital will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. Incapital or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. Incapital may receive a commission of $41.00 (4.10%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 95.90% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 4.10% of the principal amount of the notes.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, Incapital or any of our or its affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless Incapital or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by Incapital in a market-making transaction.

While Incapital may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which Incapital may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that Incapital would be willing to pay, and the difference between that price and Incapital’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if Incapital continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which Incapital would be willing to purchase the notes at that time, and could be lower than Incapital’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which Incapital or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated September 6, 2019, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplements, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 6, 2019, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.